UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2008

POWER OIL & GAS INC.
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(Registrant’s Name)

4620 Manilla Road SE
Calgary, Alberta, T2G 4B7
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Change in Directors and Officers

On September 10, 2008 Mr. Paul Uppal resigned from his position as a Director of Power Oil & Gas Inc., a Canadian corporation (the “Company”).  Also on September 10, 2008, Mr. Duncan Budge resigned from his position as a Director of the Company.

On September 10, 2008 Mr. Manny Dhinsa was appointed a Director of the Company effective immediately, to serve at the discretion of the Board of Directors, until his successor is duly appointed and qualified.

Mr. Dhinsa, age 36, is an accomplished petroleum specialist who has been working in the Alberta oil patch for more than a decade. Since August 2005 he has served as the President and Chief Executive Officer of Strata Oil & Gas Inc.  Prior to August 2005 he worked as an independent contractor in the oil and gas industry with companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana's natural gas resource in the Greater Sierra play.    Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

Section 9-Financial Statements and Exhibits
Item 9.01 Financial Statements and Exhibits.

(a)           Financial Statements of business acquired.                                                                            Not applicable
(b)           Pro forma financial information.                                                                                                Not applicable
(c)           Exhibits:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWER OIL & GAS INC.

By: /s/ Pratt Barndollar
Name:    Pratt Barndollar
Title:      President

Date:    September 11, 2008